Exhibit (m)(v) under Form N-1-A
                                               Exhibit 1 under Item 601/Reg. S-K

                                  REGIONS FUNDS

                          Amendment No. 2 to Exhibit A

                           to the 12b-1 Agreement with
                       Federated Securities Corp. ("FSC")

     1. During the term of this Agreement, FSC will pay Administrator a quarterly fee in respect of each Fund, effective as of the dates set forth below. This fee will be computed at the annual rate of the average net asset value of Shares held during the quarter in accounts for which the Administrator provides services under this Agreement as follows:

PORTFOLIO NAME                                FEE            EFFECTIVE DATE

Regions Limited Maturity Government Fund

       Investment Shares                      .25%           January 1, 1998
Regions Growth Fund
       Investment Shares                      .30%           February 26, 1992
Regions Fixed Income Fund
       Investment Shares                      .30%           February 26, 1992
Regions Balanced Fund,
       Investment Shares                      .30%           January 1, 1998
Regions Value Fund
       Investment Shares                      .30%           January 1, 1998
Regions Aggressive Growth Fund                .30%           December 1, 1998
Regions Treasury Money Market Fund
       Investment Shares                      40%            February 26, 1992

     This fee will be paid so long as the average net asset value of Shares in each Fund during the quarter equals or exceeds such minimum amount as FSC shall from time to time determine and communicate in writing to the Administrator.

     2. For the quarterly period in which the Administrative Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agrement is in effect during the quarter.

Revised:  December 1, 1998